EXHIBIT 3.1

APPROVAL OF QUORUM POLICY

WHEREAS:

A.
The Corporation, as of January 1, 2015, is subject to the rules and regulations of the NASDAQ as if the Corporation were a domestic United States registrant, and in particular, NASDAQ Stock Market Rule 5620(c) which requires quorum for meetings of shareholders of the Corporation of at least 33 1/3% of the issued and outstanding common shares of the Corporation, present in person or by proxy (the “NASDAQ Quorum Requirement”).

B.	Section 11.3 of the Articles of the Corporation, which sets quorum for meetings of shareholders of the Corporation, is not compliant with the NASDAQ Quorum Requirement.

C.
The Board desires to adopt a quorum policy to be applied to shareholder meetings of the Corporation that is in compliance with the NASDAQ Quorum Requirements, notwithstanding Section 11.3 of the Articles of the Corporation.

BE IT RESOLVED THAT, notwithstanding Section 11.3 of the Articles of the Corporation, the quorum for meetings of shareholders of the Corporation is the presence, in person or by proxy, of the holders of at least 33 1/3% of the issued and outstanding common shares of the Corporation.  Where a separate vote by class or series or classes or series of shares is required at a meeting of shareholders, the presence, in person or by proxy, of the holders of at least 33 1/3% of the issued and outstanding capital of each such class or series shall also be required to constitute a quorum.  A quorum, once established at a meeting, shall not be broken by the withdrawal of the holders of enough voting power to leave less than a quorum.  If a quorum is present at an original meeting, a quorum need not be present at an adjourned session of that meeting.